Exhibit 2.5

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT (this “Agreement”) is executed as of May 28, 2013 (the “Effective Date”) by and among AMERICAN HOMES 4 RENT, LLC, a Delaware limited liability company (“AH LLC”), AMERICAN HOMES 4 RENT, a Maryland real estate investment trust (the “Company”), and AMERICAN HOMES 4 RENT, L.P., a Delaware limited partnership majority-owned by the Company as the general partner and minority-owned by AH LLC as a limited partner (the “OP”). Capitalized terms used but not defined herein shall have the meanings set forth on Exhibit A.

R E C I T A L S :

A. AH LLC currently owns all of the membership interests in American Homes 4 Rent Management Holdings, LLC, a Delaware limited liability company wholly-owned by AH LLC and the Company’s property manager (“Property Manager”), AH InsuRe, LLC, a Hawaii limited liability company (“InsuRe”), and American Homes 4 Rent Advisor, LLC, a Delaware limited liability company wholly-owned by AH LLC and the Company’s external manager and advisor (“Advisor”). Property Manager currently owns 100% of the membership interests in those certain entities listed on Exhibit B (each, a “Subsidiary”, and collectively, the “Subsidiaries”). The membership interests in Property Manager and Advisor are referred to herein collectively as the “Membership Interests”.

B. In connection with a private placement of the Company’s securities in November 2012 (“Private Placement”), the Company and Advisor entered into an Advisory Management Agreement dated as of November 21, 2012 (as amended from time to time, the “Advisory Management Agreement”).

C. In connection with the Private Placement, the OP and the Property Manager entered into a Property Management Agreement dated as of November 21, 2012 (as amended from time to time, the “Property Management Agreement,” and together with the Advisory Management Agreement, the “Management Agreements”).

D. Under the terms of the Advisory Management Agreement, Advisor agreed to provide, no later than November 21, 2015, a proposal to internalize the Company’s external management structure that would be presented to the Company’s shareholders for approval.

E. Effective as of the Closing, (i) AH LLC will contribute and assign to the OP all of AH LLC’s right, title and interest in and to the Membership Interests, all as more particularly set forth herein; (ii) the AH Parties will contribute and assign to the OP all of the AH Parties’ right, title and interest in and to the Transferred Intellectual Property, all as more particularly set forth herein; (iii) AH LLC will cause to be terminated all of the InsuRe Policies, and (iv) the OP will issue to AH LLC the Series D Convertible Units and the Series E Convertible Units, all as more particularly set forth herein.

F. Effective as of the Closing, the Company, as general partner of the OP, will amend the OP’s limited partnership agreement (i) to set forth the designations of the Series D Convertible Units, substantially in the form attached hereto as Exhibit C (the “Series D Designations”) and (ii) to set forth the designations of the Series E Convertible Units, substantially in the form attached hereto as Exhibit D (the “Series E Designations”).

G. In connection with the issuance by the OP to AH LLC of the Series D Convertible Units and the Series E Convertible Units as contemplated by Recitals E and F above, (i) the OP and AH LLC will enter into a Registration Rights Agreement, effective as of the Closing, substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”) and (ii) AH LLC will enter into a Lock-Up Agreement with the underwriters of the Company’s initial public offering at such future time as may be appropriate, substantially in the form attached hereto as Exhibit F, with such changes to the form as the underwriters and the Company may request (the “Lock-Up Agreement”).

H. Effective as of the Closing, the Company and AH LLC will execute the Amended and Restated Agreement on Investment Opportunities dated concurrently herewith (the “Amended and Restated Investment Agreement”), substantially in the form attached hereto as Exhibit G, amending and restating that certain Agreement on Investment Opportunities dated November 21, 2012 (as amended from time to time, the “Investment Agreement”).

A G R E E M E N T :

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Contribution of Membership Interests and Transferred Intellectual Property and Issuance of OP Units. At the Closing, AH LLC shall contribute to the OP all of AH LLC’s right, title and interest in and to the Membership Interests, and AH LLC shall cause the AH Parties to contribute to the OP all of the AH Parties’ rights, title and interest in and to the Transferred Intellectual Property. In exchange for AH LLC’s contribution of the Membership Interests and the Transferred Intellectual Property, the OP shall issue to AH LLC 4,375,000 Series D Convertible Units of the OP (the “Series D Convertible Units”) pursuant to the terms and conditions set forth in the Series D Designations, and 4,375,000 Series E Convertible Units of the OP (the “Series E Convertible Units”) pursuant to the terms and conditions set forth in the Series E Designations. The Series D Convertible Units and the Series E Convertible Units are collectively referred to as the “OP Units”.

2. Closing.

2.1. Closing Date and Place. The closing of the transactions contemplated hereby (the “Closing”) will take place on that date which is one (1) business day after the shareholders of the Company have approved of such transactions (the “Closing Date”), at the principal offices of the Company located at 22917 Pacific Coast Highway, Suite 300, Malibu, California 90265.

2.2. Closing Actions and Documents. At the Closing, the following events shall occur and the following closing documents shall be delivered by and to the parties specified below:

(a) an Assignment and Assumption Agreement that assigns the

Membership Interests and Transferred Intellectual Property to the OP substantially in the form of Exhibit H (the “Assignment”) shall be executed and delivered by AH LLC, the AH Parties and the Company, as general partner of the OP;

(b) the Series D Designations and the Series E Designations shall be executed and delivered by the Company, as general partner of the OP;

(c) the Registration Rights Agreement shall be executed and delivered by the OP and AH LLC;

(d) the Amended and Restated Investment Agreement shall be executed and delivered by the Company and AH LLC;

(e) the documents required to be executed and delivered by AH LLC pursuant to Section 4.7 shall be executed and delivered by AH LLC in forms reasonably acceptable to the Company;

(f) documentation evidencing the termination of all of the InsuRe Policies pursuant to Section 4.3 shall be delivered by AH LLC in forms reasonably acceptable to the Company; and

(g) such other documents or items as may be reasonably required to effect the consummation of the transactions contemplated by this Agreement.

2.3. Closing Conditions. The respective obligations of each party to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions that run in favor of such party:

(a) For the benefit of AH LLC, (i) all of the representations and warranties of the Company and the OP set forth herein shall be true and correct in all material respects as of the Closing Date, and (ii) all of the covenants and agreements of the Company and the OP set forth herein and required to have been performed as of the Closing Date shall have been performed as of the Closing Date;

(b) For the benefit of the Company and the OP, (i) all of the representations and warranties of the AH Parties set forth herein shall be true and correct in all material respects as of the Closing Date, and (ii) all of the covenants and agreements of AH LLC set forth herein and required to have been performed as of the Closing Date shall have been performed as of the Closing Date;

(c) For the benefit of AH LLC, there shall not have occurred a Material Adverse Effect with respect to the Company or the OP;

(d) For the benefit of the Company and the OP, there shall not have occurred a Material Adverse Effect with respect to the Advisor, the Property Manager or the Subsidiaries;

(e) For the benefit of the Company and the OP, the Company Shareholder Approval shall have been obtained;

(f) For the benefit of the Company, the OP and AH LLC, no statute, rule, regulation, order, decree or injunction shall have been enacted, entered, promulgated or enforced by a Governmental Authority that prohibits the consummation of the Transactions shall be in effect; no action, suit or proceeding shall be pending before any Governmental Authority seeking an injunction, judgment, order, decree or ruling that would prevent the consummation of the Transactions; and any necessary consents and approvals of any Governmental Authority required for the consummation of the Transactions shall have been obtained;

(g) For the benefit of the Company and the OP, the execution and delivery of the documents required to be executed and delivered by AH LLC and the AH Parties pursuant to Section 2.2;

(h) For the benefit of AH LLC, the execution and delivery of the documents required to be executed and delivered by the Company and/or the OP pursuant to Section 2.2; and

(i) For the benefit of the Company and the OP, the Company shall have received a certificate executed by the Secretary or member (or other executive officer) of AH LLC certifying as of the Closing Date (i) all member or other applicable resolutions, fully and properly executed, evidencing AH LLC’s authorization to execute, deliver and perform this Agreement and the Transaction Documents to which AH LLC is a party; (ii) a true and complete copy of the certificate of formation and operating agreement of AH LLC, and any amendments; and (iii) incumbency matters.

2.4. Costs. AH LLC shall directly pay for all out of pocket costs incurred in connection with the transfer of the Membership Interests and Transferred Intellectual Property, including, but not limited to, any legal fees incurred by AH LLC, for itself or on behalf of other AH Parties. The Company shall directly pay for all costs of the Company and the special committee of independent members of the Company’s board of trustees (the “Special Committee”), including, but not limited to, any fees of its legal, financial and accounting advisors. The provisions of this Section 2.4 shall survive the Closing.

2.5. Net Monetary Asset Adjustment.

(a) As promptly as practicable following the Closing Date, but in no event more than forth-five (45) days following the Closing Date, AH LLC will prepare and deliver to the Company and to a nationally recognized independent accounting firm selected by the Special Committee and AH LLC (the “Reviewing Accountant”) the following: (i) a balance sheet of the Advisor and the Property Manager as of the Closing (the “Closing Date Balance Sheet”) that shall be prepared in accordance with GAAP (subject to the adjustments set forth therein), and (ii) a calculation of the amount of Monetary Assets and Monetary Liabilities of each of the Advisor and the Property Manager as of the Closing Date (collectively with the Closing Date Balance Sheet, the “Closing Date Financial Information”). The Company and the Reviewing Accountant shall have twenty (20) days to review the Closing Date Financial Information (the “Review Period”) and to either confirm the Closing Date Financial Information or notify AH LLC of any proposed adjustments or objections to the Closing Date Financial Information.

(b) AH LLC and the Company shall endeavor in good faith to resolve by mutual agreement all adjustments or objections proposed by the Reviewing Accounting or the Company to the Closing Date Financial Information. If AH LLC and the Company are unable to resolve any matter with respect to the Closing Date Financial Information within thirty (30) days after the Review Period, the Company and AH LLC shall instruct the Reviewing Accountant to resolve any disputed matters as promptly as practicable. The Reviewing Accountant shall (i) address only those disputed matters submitted to the Reviewing Accountant for resolution and (ii) not assign a value greater than the greatest value for any such item claimed by the Company or AH LLC, or smaller than the smallest value for any such item claimed by the Company or AH LLC. The parties shall cooperate in good faith with each other and the Reviewing Accountant in connection with the matters set forth in this Section 2.5, including by furnishing such information as may be reasonably requested. The determination of the Reviewing Accountant shall be final and binding with respect to any disputed matters.

(c) Promptly upon the final resolution of the matters set forth in this Section 2.5, (i) if, as of the Closing, the Monetary Assets were greater than the Monetary Liabilities, then the Company shall pay such difference in cash to AH LLC, or (ii) if, as of the Closing, the Monetary Liabilities were greater than the Monetary Assets, then AH LLC shall pay such difference in cash to the OP.

3. Representations and Warranties.

3.1. Representations and Warranties of the AH Parties. AH LLC, for itself and for each of the AH Parties, hereby represents, warrants and covenants to the Company and the OP (as applicable) as follows as of the Effective Date and as of the Closing Date, which representations, warranties and covenants shall survive the Closing:

(a) Due Authorization; Approvals. This Agreement has been duly authorized, executed and delivered by AH LLC and constitutes the legal, valid and binding agreement of AH LLC enforceable against AH LLC in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity. The execution and delivery of this Agreement and the Transaction Documents to which any AH Party is a party and the performance by the AH Parties of the Transactions have been approved by the members of the AH Parties and no other corporate or other proceedings on the part of any AH Party is necessary to authorize the execution and delivery by the AH Parties of this Agreement or the Transactions Documents to which any AH Party is a party or the performance by such AH Party of the Transactions. Upon their execution, the Transaction Documents to which any AH Party is a party will be duly executed and delivered by the AH Parties and will constitute valid and binding obligations of the applicable AH Parties, enforceable against the applicable AH Parties in accordance with their respective terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity.

(b) Litigation and Default. (i) None of the AH Parties has been served with notice of any legal proceeding against any of the AH Parties, except as set forth on Schedule 3.1(b), (ii) to AH LLC’s Knowledge, no legal proceeding has been threatened against any AH Party, nor, to AH LLC’s Knowledge, is there any claim or grounds for any claim that might result in any legal proceeding, (iii) no AH Party is in material breach of any provisions of any Legal Requirement and (iv) to AH LLC’s Knowledge, no event has occurred that, with due notice or lapse of time or both, would constitute a material breach of any Legal Requirement on the part of any AH Party. There are no outstanding orders, writs, judgments, decrees, injunctions or settlements against the AH Parties that (i) prohibit or restrict the consummation of the Transactions; (ii) has, or would reasonably be expected to have, a Material Adverse Effect on the Business, the Transferred Intellectual Property, the Advisor or the Property Manager.

(c) Organization and Qualification of the AH Parties. Each AH Party (i) is a duly formed limited liability company validly existing and in good standing under the laws of the State of Delaware, and is qualified to do business in each of the states in which they are required to be qualified, and (ii) has the requisite limited liability company power and authority to (A) carry on its business as now being conducted, except where the failure to be qualified would not reasonably be expected to result in a Material Adverse Effect and (B) execute, deliver and perform its obligations under this Agreement, the Transaction Documents and the documents to be executed and delivered by each AH Party pursuant to this Agreement (to the extent it is a party thereto). No AH Party is in default under any provision of its certificate of formation, operating agreement or other organizational document.

(d) No Conflict; Legal Compliance. (1) Neither the execution, delivery, nor performance of this Agreement by AH LLC, nor any action or omission on the part of AH LLC or any of the other AH Parties required pursuant hereto, nor the consummation of the Transactions will (i) result in a breach or violation of, or constitute a default under, any Legal Requirement; (ii) result in a breach of any term or provision of the organizational documents of any AH Party; or (iii) constitute a default or result in the cancellation, termination, acceleration, breach or violation of any agreement, instrument or other material document to which any AH Party is a party or by which any of its properties is bound, or give any Person the right to challenge any such transaction, to declare any such default, cancellation, termination, acceleration, breach or violation or to exercise any remedy or obtain any other relief under any such agreement, instrument, indenture or other material document or under any Legal Requirement, except, in the case of (i) or (iii), for such breaches, cancellations, terminations, acceleration, default or violation that would not reasonably be expected to result in a Material Adverse Effect; and (2) no AH Party is, or will be, required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement that has not already been given or obtained.

(e) Insolvency. No AH Party has (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of all, or substantially all, of its assets; (iv) suffered the attachment or other judicial seizure of all, or substantially all, of its assets; (v) admitted in writing its inability to pay its debts as they come due; or (vi) made an offer of settlement, extension or composition to its creditors generally.

(f) Ownership of the Membership Interests. AH LLC owns all of the membership interests in Property Manager, InsuRe and Advisor. Property Manager owns all of the membership interests in the Subsidiaries. There are no outstanding subscriptions, options, warrants, calls, rights or convertible or exchangeable securities or any other agreements or other instruments giving any Person the right to acquire any Equity Interests in any of the AH Parties, or giving any Person any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option to acquire such shares or Equity Interests. There are no outstanding or authorized share appreciation, phantom share, profit participation, or similar rights for which any AH Party has any liability There are no voting trusts, proxies or other agreements or understandings to which any AH Party is party with respect to the voting of any Equity Interests of any AH Party. There are no issued or outstanding bonds, indentures, notes or other indebtedness having the right to vote (or convertible into securities that have the right to vote) on any matters on which the members of any of the AH Parties may vote. Immediately following the Closing, the OP shall own the Membership Interests, free and clear of all mortgages, liens, pledges, charges, claims, security interests, agreements, and encumbrances of any nature whatsoever, other than those imposed by law, or contemplated by this Agreement.

(g) Contracts. The contracts listed on Schedule 3.1(g) attached hereto constitute all of the material Contracts (and all material amendments or modifications thereto) that will survive the Closing. Furthermore, there are no change orders, modifications or amendments to any of the Contracts which have been agreed to which have not been reduced to writing as of the Effective Date. Except as set forth on Schedule 3.1(g), no consents or approvals are required under any Contract in order to consummate the Transactions. None of the AH Parties is a party to any contract other than the Contracts that is necessary for the operation of the Business.

(h) No Defaults under Contracts; Valid and Binding. None of the AH Parties nor, to the Knowledge of AH LLC, any other party to any Contract, has given or received any notice of any uncured default with respect to any Contract, and, no event has occurred or, to the Knowledge of AH LLC, is pending or threatened, which through the passage of time or the giving of notice, or both, would constitute a default under any Contract. The Contracts are valid and binding and in full force and effect.

(i) Compliance with Laws. None of the AH Parties has received written notice of any material violation of any Laws relating to or arising out of the Business, the Business Employees, the Transferred Assets, the Transferred Intellectual Property or the Contracts that remains uncured. Each of the AH Parties is not, and has not been, in material default under or in material violation of, nor has any AH Party been charged with any material violation of, any Law, relating to or arising out of the Business, the Business Employees, the Transferred Assets, the Transferred Intellectual Property or the Contracts. The Business has at all times been operated in all material respects in accordance with applicable Laws and permits.

(j) Brokers, Finders and Advisors. No AH Party has entered into any agreement resulting in, or which will result in, the Company, the OP, or any Subsidiary having any obligation or liability as a result of the execution and delivery of this Agreement and the consummation of the Transactions for any brokerage, finder or advisory fees or charges of any kind whatsoever.

(k) Foreign Asset Control. None of the AH Parties nor any of their affiliates or constituents is a Person that: (i) is, or is controlled by, a Designated Person; (ii) has received funds or other property from a Designated Person; or (iii) is in breach of or is the subject of any action or investigation under any Anti-Terrorism Law. None of the AH Parties nor any of their affiliates or constituents engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Designated Person. The AH Parties are in compliance with the Patriot Act. The AH Parties have taken commercially reasonable measures to ensure compliance with the Anti-Terrorism Laws, including the requirement that (A) no Person who owns any direct or indirect interest in any of the AH Parties is a Designated Person; and (B) funds invested directly or indirectly in the AH Parties are derived from legal sources.

(l) Issuance of OP Units.

(i) AH LLC understands that the OP Units being issued hereunder have not been registered under the Securities Act, or under applicable state securities laws (“Blue Sky Laws”), in reliance upon exemptions contained in the Securities Act of 1933, as amended (the “Securities Act”) and Blue Sky Laws and any applicable regulations promulgated thereunder or interpretations thereof, and cannot be offered for sale, sold or otherwise transferred unless, among other things, such OP Units subsequently are so registered or qualify for exemption from registration under the Securities Act and Blue Sky Laws.

(ii) The OP Units being acquired by AH LLC hereunder are being acquired under this Agreement by AH LLC in good faith solely for its own account, for investment and not with a view toward resale or other distribution in violation of the Securities Act, and that the OP Units shall not be disposed of by AH LLC in contravention of the Securities Act or any applicable Blue Sky Laws.

(iii) AH LLC has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the OP Units, and it understands and is able to bear any economic risks associated with such investment (including the inherent risk of losing all or part of its investment in such OP Units).

(iv) AH LLC is personally and directly familiar with business that is conducted and is intended to be conducted by the OP and the Company, including financial matters related to such business, has been given the opportunity to ask questions of, and receive answers from, the general partner of the OP, and the trustees of the Company concerning the business and financial affairs of the OP and the Company, and the terms and conditions of its acquisition of such OP Units, and has had further opportunity to obtain any additional information desired (including information necessary to verify the accuracy of the foregoing).

(v) AH LLC has had an opportunity, to the full extent it deemed necessary or desirable, to inform its legal and/or financial advisers of the terms, nature and risks of investing in the OP Units at this time, and to consult with them as appropriate about the investment.

(vi) AH LLC is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

(m) Tax.

(i) The Advisor and the Property Manager (the Advisor and the Property Manager being referred to collectively as the “Tax Matters Persons” in this Section 3.1(m)) are and have been since each entity’s respective formation treated as a partnership or an entity disregarded as an entity separate from its owner for U.S. federal income tax purposes. Neither the Advisor nor the Property Manager have made an election to be treated as an association taxable as a corporation.

(ii) Each of the Tax Matter Persons have timely filed all federal, state, local and foreign tax returns and reports required to be filed by it with a Governmental Authority (after giving effect to any filing extension properly granted by a Governmental Authority having authority to do so). All such tax returns and reports are accurate and complete in all material respects, and the Tax Matter Persons have paid (or had paid on its behalf) all Taxes shown thereon as owing. All Taxes that the Tax Matters Persons are or were required by Law to withhold or collect in connection with amounts owing to any employee, independent contractor, creditor, or other third party have been duly withheld or collected and, to the extent required, have been paid to the appropriate Governmental Authority. No deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Tax Matters Persons, and no requests for waivers of the time to assess any such Taxes are pending.

(iii) There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of the assets or Equity Interests of the Tax Matter Persons.

(iv) There are no pending or threatened audits, assessments or other actions with respect to Taxes of the Tax Matter Persons, or any matters under discussion with any tax authority with respect to Taxes that are likely to result in an additional liability for Taxes with respect to the Tax Matter Persons.

(n) Financial Statements. Copies of (i) the audited financial statements for the Advisor and Property Manager (which may be included on a consolidated statement for some or all of the Subsidiaries), consisting of the balance sheet of each such entity as at December 31, 2012 and the related statements of income and retained earnings, member equity and cash flows for such year, and (ii) the unaudited financial statements for the Advisor and Property Manager (which may be included on a consolidated statement for some or all of the Subsidiaries), consisting of the balance sheet of each such entity as at March 31, 2013 and the related statements of income and retained earnings, member equity and cash flows for the period then ended (collectively, the “Financial Statements”) have been made available to the Company and the OP. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved. The Financial Statements are complete and correct and fairly present, in all material respects, the financial position and results of operations of the Advisor and Property Manager as of their respective dates and for the respective periods presented, are consistent with the books and records of the AH Parties (which books and records are complete and correct in all material respects). To the Knowledge of AH LLC, (i) the Business has no significant deficiencies in the design or operation of its internal controls which could have a Material Adverse Effect on the Company’s ability to record, process, summarize and report financial data with respect to the Business; and (ii) no AH Party has identified any fraud, whether or not material, that involves management or other employees of such AH Party who have a significant role in such AH Party’s internal controls with respect to the Business. Since March 31, 2013, there have been no significant changes in the internal controls of any AH Party relating to the Business or in other factors with respect to any AH Party’s operations that could significantly affect internal controls with respect to the Advisor, the Property Manager or the Business. The balance sheets for each of the Advisor and Property Manager (which may be included on a consolidated statement for some or all of the Subsidiaries) as of December 31, 2012 are referred to herein as the “Balance Sheets” and the date thereof as the “Balance Sheet Date.”

(o) Absence of Certain Changes. From the Balance Sheet Date until the Effective Date, each of the Advisor and the Property Manager has operated in the ordinary course of business in all material respects and there has not been, with respect to any of such entities, any action that would have been prohibited by Section 4.1 had this Agreement been in effect for such period.

(p) Title to Assets. Each of the AH Parties has good, valid and marketable title to all material tangible personal property and other material assets reflected in the Financial Statements and any other Transferred Assets. All such assets are free and clear of all Encumbrances other than Encumbrances for or in respect of Taxes or governmental levies not yet due and payable. Each of the Transferred Assets is suitable for the purpose for which it is intended to be used.

(q) Sufficiency of Assets. Immediately following the Closing, the Company will have all of the assets necessary for the Company and the OP to conduct the Business and to provide the services presently provided by AH LLC, the Advisor and the Property Manager to the Company in substantially the same manner as such Business is being conducted and such services are being provided as of the date hereof and as such Business and such services are proposed to be conducted and provided following the Closing reflected in the assumptions underlying the Projections.

(r) Employees.

(i) Schedule 3.1(r) sets forth, as of the date hereof, the name, job title, hire date, annual salary or hourly wages, bonus or commission terms, benefits, cost allocation by work performed for each of the AH Parties, and any other material terms of employment of all employees of, or leased employees providing services to, the AH Parties and their Affiliates who are now or who are expected to be employees of, or leased employees providing services to, the Advisor or the Property Manager as of the Closing (each such employee or leased employee, together with any new or replacement employees or leased employees who will be employees of, or leased employees providing services to, the Advisor or the Property Manager as of the Closing, being referred to herein as a “Business Employee”). To the Knowledge of AH LLC, since January 1, 2012, no Business Employee has threatened or otherwise indicated in writing any intent, and neither AH LLC nor any of their Affiliates intends, to cancel or otherwise terminate the employment relationship of any Business Employee (except in connection with any Business Employee becoming an employee of the Advisor or the Property Manager);

(ii) Except as set forth on Schedule 3.1(r), neither the execution and delivery of this Agreement or the Transaction Documents, nor the performance of the Transactions, will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any payment (including severance payments, payments under any other agreements or unemployment compensation payments) becoming due from the Company, the Advisor or the Property Manager to any Business Employee or any other Person, under any Plan or otherwise; (ii) materially increase any benefits otherwise payable under any Plan operated or maintained by or on behalf of the Company, the Advisor or the Property Manager; or (iii) result in any acceleration of the time of payment or vesting of any benefits payable by AH LLC, the Company, the Advisor or the Property Manager to any Business Employee.

(s) Loans to Certain AH Parties. There are no outstanding loans to or other Indebtedness incurred by the Property Manager, the Advisor or any of the Subsidiaries.

(t) Licenses and Permits. The AH Parties hold and, as of the Closing, the Advisor and the Property Manager will hold, all licenses, permits and other regulatory and governmental authorizations (“Governmental Licenses”) that are required to be maintained by them in connection with the conduct of the Business, except where the failure to hold any Governmental License would not have a Material Adverse Effect on the Business, the Advisor or the Property Manager. Each such Governmental License is valid and in full force and effect in all material respects and will not be invalidated by consummation of the Transactions. The AH Parties have been in compliance in all material respects with all of the terms and requirements of each Governmental License and there are no disputes, oral agreements or forbearance programs in effect as to any Governmental License.

(u) Insurance.

(i) Schedule 3.1(u) sets forth a complete and correct list of all insurance policies held by or on behalf of the Business, the Advisor or the Property Manager and a brief description of such insurance policies. AH LLC has delivered to the Company a complete and correct copy of all such policies together with all riders and amendments thereto entered into prior to the date hereof. All the insurance policies listed on Schedule 3.1(u) are in full force and effect, and, other than the insurance policies issued by InsuRe that insure the Company, the OP, AH LLC, Property Manager, Advisor and/or any subsidiary of any of the foregoing (the “InsuRe Policies”), will be in full force and effect as of the Closing. All premiums due and payable on the insurance policies listed on Schedule 3.1(u) have been paid and no notice of cancellation or termination has been received with respect to any such policy. Except with respect to the InsuRe Policies, as of the Closing, the Advisor and the Property Manager will have insurance policies substantially similar to the insurance policies listed on Schedule 3.1(u) and such policies will be in full force and effect (the “Post-Closing Insurance Policies”). Except with respect to the InsuRe Policies, the insurance policies referred to in this Section 3.1(u) (including the Post-Closing Insurance Policies) will not terminate by reason of, any of the transactions contemplated by this Agreement (assuming payment of any applicable policy premiums arising after the Closing). All premiums due and payable in respect of the insurance policies referred to in this Section 3.1(u) have been duly and timely paid.

(ii) There are no claims pending under any of the insurance policies set forth on Schedule 3.1(u) as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all of the insurance policies set forth on Schedule 3.1(u) have been paid, and each AH Party is otherwise in compliance with the terms of such policies.

(v) Projections and Financial Information Provided to Special Committee. The projections (the “Projections”) and other financial information provided to the Special Committee were prepared in good faith using assumptions that AH LLC believes in good faith are reasonable (which assumptions are disclosed therein) and are based on all reasonably available information regarding the current and historic operations, income and expenses of the Business by the AH Parties and the operations, income and expenses of the Business as it is proposed to be conducted following the Closing as reflected in the assumptions underlying the Projections, it being understood by the Company that (i) such Projections are not a guarantee of the future performance of the Business, or that the Projections will be obtained and (ii) the AH Parties shall have no liability and there shall not be a breach of this Section 3.1(v) based solely on the failure to achieve the Projections.

(w) Absence of Undisclosed Liabilities. There are no liabilities or obligations relating to the Business, the Transferred Intellectual Property or the Transferred Assets of any nature, whether accrued, contingent or otherwise, and, to the Knowledge of AH LLC, there is no existing condition, situation or set of circumstances that reasonably could be expected to result in such a liability or obligation, except for liabilities or obligations (i) reflected in the balance sheets of the Advisor and Property Manager as of March 31, 2013 included in the Financial Statements or (ii) that were incurred since March 31, 2013 in the ordinary course of business and could not reasonably be expected to have a Material Adverse Effect on the Business. As of the Closing, the Advisor and the Property Manager will not have any liabilities other than liabilities set forth on the Closing Date Balance Sheet and liabilities set forth on Schedule 3.1(w).

(x) Intellectual Property.

(i) Schedule IP sets forth a true, complete and accurate list of (A) all Intellectual Property owned by any of the AH Parties and used in the Business, (B) all material licenses of Intellectual Property to which any of the AH Parties is a party that are used in the Business (other than licenses for off-the-shelf computer software that is generally available to the public on commercially reasonable terms) and (C) all Intellectual Property used by AH LLC, the Advisor or the Property Manager in the Business pursuant to formal or informal arrangements with Affiliates.

(ii) As of the Closing, the Company, the OP, the Advisor or the Property Manager will own or otherwise have the right to use, with no further consents payment of royalties or other costs required, all of the Intellectual Property necessary for the conduct of the Business after the Closing in substantially the same manner as it is currently conducted and as it is proposed to be conducted as reflected in the assumptions underlying the Projections immediately following the Closing, free and clear of all Encumbrances.

(iii) Except as set forth on Schedule 3.1(b), the conduct of the Business does not infringe upon or misappropriate the rights of any other Person, nor is any Intellectual Property that, at Closing, will be owned by the Advisor or the Property Manager being infringed upon or misappropriated by any other Person.

(iv) Consummation of the transactions contemplated by this Agreement will not result in the imposition of any financial obligation on the part of the Company or the OP in respect of the transfer of any such Transferred Intellectual Property or agreement related thereto.

(y) Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Advisor or the Property Manager.

(z) Information Provided to Stanger. The information provided to Robert A. Stanger & Co., Inc. (“Stanger”) by the AH Parties in connection with Stanger’s role as the financial advisor to the Special Committee was complete and correct in all material respects, and the AH Parties did not fail to provide Stanger with any material facts known to the AH Parties, the omission of which would render the information provided materially misleading.

(aa) Transactions with Related Parties. There are no outstanding loans, receivables or payables from or to any AH Party, on the one hand, and any Business Employee, the Advisor or the Property Manager, on the other hand. There is no (i) agreement between the AH Parties or any of their Affiliates, and any Business Employee that is not reflected in Schedule 3.1(aa); or (ii) agreement requiring payments to be made by the Advisor or the Property Manager to any Person on a change of control or otherwise as a result of the consummation of the Transactions.

(bb) No Other Business. The Advisor’s only clients since its inception have been the Company, RJ American Homes 4 Rent One, LLC, RJ American Homes 4 Rent Two, LLC and American Homes 4 Rent I, LLC. The Advisor and the Property Manager have conducted no business other than the Business.

3.2. Representations and Warranties of the Company and the OP. Each of the Company and the OP hereby represents and warrants to AH LLC as follows, as of the Effective Date:

(a) Organization. Each of the Company and the OP have the full power and authority to execute, deliver and perform its obligations under this Agreement and the documents to be executed and delivered by the Company and the OP pursuant to this Agreement.

(b) Due Authorization. This Agreement has been duly authorized, executed and delivered by the Company and the OP, and constitutes the legal, valid and binding agreement of the Company and the OP enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws affecting enforcement of creditors’ rights and to general principles of equity.

(c) No Conflict. (1) Neither the execution, delivery, nor performance of this Agreement by the Company or the OP, nor any action or omission on the part of the Company or the OP required pursuant hereto, nor the consummation of the Transactions will (i) result in a breach or violation of, or constitute a default under, any Legal Requirement; (ii) result in a breach of any term or provision of the charter documents of the Company or the OP or result in the breach of any term or provision thereof; or (iii) constitute a default or result in the cancellation, termination, acceleration, breach or violation of any agreement, instrument, indenture or other material document to which the Company or the OP is a party or by which any of the properties of the Company or the OP is bound, or give any Person the right to challenge any such transaction, to declare any such default, cancellation, termination, acceleration, breach or violation or to exercise any remedy or obtain any other relief under any such agreement, instrument, indenture or other material document or under any Legal Requirement, except, in the case of (i) or (iii), for such breaches, cancellations, terminations, acceleration, breach or violation that would not reasonably be expected to result in a Material Adverse Effect (as defined in Exhibit A with references to AH LLC being deemed to be references to each of the Company and the OP for purposes of this paragraph); and (2) neither the Company nor the OP is, nor will be, required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of this Agreement which has not already been given or obtained, except for such failure to give notice or obtain consent which would not reasonably be expected to result in a Material Adverse Effect.

(d) Brokers, Finders and Advisors. Neither the Company nor the OP has entered into any agreement resulting in any of the AH Parties having any obligation or liability as a result of the execution and delivery of this Agreement and the consummation of the Transactions by the Company or the OP for any brokerage, finder or advisory fees or charges of any kind whatsoever.

(e) Title to OP Units. At Closing, AH LLC will acquire the OP Units free and clear of all mortgages, liens, pledges, charges, claims, security interests, agreements, and encumbrances of any nature whatsoever, other than those imposed by law, or contemplated by this Agreement or those that result from action by AH LLC.

4. Covenants.

4.1. Conduct of Business Prior to Closing. From the Effective Date until the Closing or earlier termination of this Agreement, except as otherwise expressly provided in this Agreement, AH LLC (i) shall cause the AH Parties to conduct the Business in the ordinary course, consistent with the requirements of the Management Agreements, and consistent with the assumptions underlying the Projections; (ii) shall use commercially reasonable efforts to preserve substantially intact the present organization of the AH Parties; (iii) shall use commercially reasonable efforts to keep available the services of the present officers and employees of the AH Parties and of all other Persons who provide material services to the Company and its subsidiaries and any employees identified to provide services to the Company or its subsidiaries following the Closing; and (iv) shall use commercially reasonable efforts to preserve the AH Parties’ relationships with others having business dealings with the AH Parties relating to the Business. Without limiting the generality of the foregoing, except as as otherwise expressly provided in this Agreement, from the Effective Date to the Closing, without the prior consent of the Company, AH LLC shall not and shall cause the AH Parties to not:

(a) sell, lease, Encumber, transfer or dispose of any Transferred Assets, the Contracts or Intellectual Property of the Advisor or the Property Manager, in each case except in the ordinary course of business;

(b) fail to timely pay any account payable in the ordinary course of business relating to the Business other than amounts that are subject to dispute in good faith;

(c) take any action that would adversely affect the Company’s qualification as a real estate investment trust within the meaning of Section 856 of the Code;

(d) enter into any material commitment or transaction relating to the Business except in the ordinary course of business;

(e) incur, create, assume or guarantee any Indebtedness of or by the Advisor or the Property Manager;

(f) change (or permit to be changed) any accounting or Tax procedure or practice (including any method of accounting for Tax purposes), make (or permit to be made) any Tax election or settle or compromise any Tax liability, but in any case, only to the extent that such procedure or practice, election or compromise relates to the Business or to any Tax liability of the Advisor or the Property Manager or Taxes of the Advisor or the Property Manager as a separate entity;

(g) other than normal increases consistent with past practices, enter into, adopt, amend, terminate or waive any right under any Plan (including any employment or consulting arrangement), increase in any manner the compensation or benefits of any Business Employee or pay or otherwise grant any benefit not required by any Plan with respect to any Business Employee, or enter into any contract to do any of the foregoing;

(h) except for capital expenditures related to leasing software upgrades, commit the Advisor or the Property Manager to any single capital expenditure or commitment in excess of $50,000 or make aggregate capital expenditures and commitments in excess of $100,000 (on a consolidated basis);

(i) cancel any debts or waive any claims or rights of substantial value relating to the Business, the Advisor or the Property Manager;

(j) issue, sell or grant any Equity Interests of the Advisor or the Property Manager, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any Equity Interests of the Advisor or the Property Manager, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any Equity Interests of the Advisor or the Property Manager or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any Equity Interests of the Advisor or the Property Manager or any other securities in respect of, in lieu of, or in substitution for, the Equity Interests of the Advisor or the Property Manager that are outstanding on the date hereof;

(k) settle or compromise any material claim, action, suit or proceeding pending or threatened against the Advisor or the Property Manager or relating to the Business;

(l) except as permitted by Section 4.1(g), enter into any transaction or any contract with any Business Employee;

(m) make or authorize any change in the organizational documents of the Advisor or the Property Manager;

(n) take, or agree or otherwise commit to take, any of the foregoing actions or any other action that if taken would reasonably be expected to prevent the satisfaction of any condition set forth in Section 2.3.

4.2. Prorations. All monthly rents and other monthly income from the Contracts and personal property Taxes, and other recurring operating expenses of the AH Parties (collectively, the “Proration Items”) shall be prorated as follows on the basis of actual days elapsed as of 11:59 p.m. on the day prior to the Closing:

(a) Generally. Those items for which actual bills are not available at the Closing shall be prorated based upon good faith estimates using bills from the previous month or year, as applicable, and shall be the subject of a post-closing adjustment sixty (60) days after the Closing, or as soon thereafter as the precise amounts can be ascertained. Once all applicable amounts have been ascertained, AH LLC shall prepare and deliver a statement of prorations to the Company and the OP. No prorations will be made in relation to any AH Parties’ existing financing or cash liabilities, all of which shall be the responsibility solely of AH LLC, and no prorations will be made in relation to any AH Parties’ existing cash assets, all of which shall be solely for the account of AH LLC.

(b) Operating Expenses. All insurance premiums (except for those related to the policies issued by InsuRe which are being cancelled as of the Closing), utility bills, management fees and other recurring monthly operating expenses shall be prorated as of the Closing.

(c) Proration Payments. If the statement of prorations prepared by AH LLC and submitted to the Company and the OP reflects a payment to the OP, AH LLC shall pay such amount to the OP within five (5) days following the delivery of the statement of prorations to the Company and the OP. If such statement of prorations reflects a payment to AH LLC, the OP shall pay such amount to AH LLC within five (5) days following the delivery of the statement of prorations to the Company and the OP.

4.3. Insurance Policies. Upon the Closing, AH LLC shall cause to be terminated all of the InsuRe Policies and shall provide documentation evidencing such terminations to the Company and the OP; provided, however, that such terminations shall not affect the obligation of InsuRe to cover claims against the Company, the OP or any of the AH Parties arising out of or related to events that occur prior to the Closing.

4.4. Access to Information. During the period from the Effective Date to the Closing or earlier termination of this Agreement, AH LLC shall furnish the Special Committee and its representatives with any information and data (including copies of contracts, plans and other books and records) concerning the Business, the Advisor and the Property Manager and operations of the Business, the Advisor and the Property Manager as the Special Committee or any of such representatives reasonably may request.

4.5. Preparation of Consent Solicitation Statement.

(a) The Company, with the assistance of the AH Parties, shall use its commercially reasonable efforts to cause the timely mailing of the Consent Solicitation Statement in respect of the consents, votes, approvals and other actions of the Company’s shareholders required to effectuate the Transactions (the “Consent Solicitation Statement”), which Consent Solicitation Statement shall include, among other things, a fairness opinion from Stanger to the Special Committee and the Company, that the Transactions are fair, from a financial point of view, to the Company.

(b) AH LLC shall cooperate with the Company and the OP in preparing the Consent Solicitation Statement and shall provide such information regarding the AH Parties and the Business as the Company and the OP may reasonably request for purposes of the Consent Solicitation Statement and for the solicitation of consents and participation by the Company’s shareholders with respect to the Transactions. All such information shall be true, accurate and complete in all material respects.

(c) If, at any time after the mailing of the Consent Solicitation Statement and prior to the Company obtaining the Company Shareholder Approval, any event should occur that, in the opinion of counsel to AH LLC or the Company, results in the Consent Solicitation Statement containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Consent Solicitation Statement, the parties shall promptly notify each other of the occurrence of such event and then the Company shall promptly prepare (with the cooperation of AH LLC), such amendment or supplement, and the Company shall mail to its shareholders each such amendment or supplement.

(d) In connection with the Consent Solicitation Statement, the Company, acting through its board of trustees, upon a recommendation of the Special Committee, shall recommend the approval of this Agreement and the Transactions to the Company’s shareholders.

4.6. Litigation Support. In the event and for so long as any party actively is contesting or defending against any third party action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any Transaction or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction involving the Business, each of the other parties will reasonably cooperate with such party and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense; provided, however, that the contesting or defending party shall reimburse the other party for its reasonable costs and expenses (including its internal costs for the personnel providing such assistance).

4.7. Employee Matters.

(a) Prior to Closing, AH LLC will take all actions necessary (i) to cause the Business Employees (or to the extent a Business Employee’s employment terminates, to use commercially reasonable efforts to recruit and secure the services of a suitable replacement employee reasonably acceptable to the Company (any such replacement being included in the definition of Business Employee)) to become employees of, or leased employees providing services to, the Advisor or the Property Manager, and (ii) as to such Business Employees who are leased employees, to cause the third-party employer of such Business Employees to enter directly into an agreement with the Advisor and the Property Manager, in a form reasonably satisfactory to the Company, to continue to employ the Business Employees on and after the Closing for the benefit of the Advisor and the Property Manager under the direction of the Company, the Advisor and/or the Property Manager for such term as the Company shall determine to end no earlier than December 31, 2013, and to have such third-party employer to continue to provide, for the term of the third-party employee services agreement, employee benefit plans, programs and arrangements that are comparable in the aggregate to those Plans provided to the Business Employees as of the date hereof (and that are consistent with the assumptions underlying the Projections) to the extent the Company deems practicable, taking into account the number of Business Employees. The third-party employee services agreement referred to in the preceding sentence also shall provide for the third-party employer to agree to permit the Business Employees to become common law employees of the Company or a Company Affiliate effective as of January 1, 2014 (or such later date that is the day immediately following the last day of the term of the third-party employee services agreement). All costs of recruiting and securing the services of the employees referred to in clause (i) of this paragraph shall be paid by AH LLC for such Business Employees hired or provided before the Closing. Any contributions which the Advisor or the Property Manager is required to make to the Plans for periods ending on or before the Closing shall be made by AH LLC.

(b) AH LLC shall remain solely responsible for any and all liabilities in respect of the Business Employees and their beneficiaries and dependents relating to or arising in connection with or as a result of (i) the employment or termination of employment of any Business Employee by AH LLC, the Advisor or the Property Manager prior to the Closing (including in connection with the consummation of the transactions contemplated by this Agreement); (ii) the participation in, or accrual of benefits or compensation under, or the failure to participate in or to accrue compensation or benefits under, any employee or retiree benefit or compensation plan, program, practice, policy, agreement or arrangement of AH LLC, the Advisor or the Property Manager relating to periods prior to the Closing Date; or (iii) accrued but unpaid salaries, wages, bonuses, severance payments, incentive compensation, vacation or sick pay, or other compensation or payroll items (including deferred compensation) relating to periods prior to the Closing Date.

(c) After the Closing Date, AH LLC shall continue to be responsible for any and all liabilities to or in respect of any of its employees, including any Business Employee, relating to or arising in connection with any and all claims for workers’ compensation benefits arising in connection with any occupational injury or disease occurring prior to the Closing Date to the extent AH LLC on the Closing Date were responsible for claims in accordance with the Company Plans as in effect on the Closing Date. After the Closing Date, AH LLC shall continue to be responsible for any and all liabilities to or in respect of any of its employees, including any Business Employee, relating to or arising in connection with any and all claims for short-term or long-term disability benefits arising in connection with any injury or disease occurring or existing on or prior to the Closing Date whether reported before or after the Closing Date to the extent AH LLC on the Closing Date were responsible for claims in accordance with the Company Plans as in effect on the Closing Date.

(d) To the extent that AH LLC has not provided to the Company, the Advisor or the Property Manager employee records and files related to the Business Employees prior to the Closing Date (including personnel files), AH LLC shall continue to maintain such records in accordance with its standard record retention policies as in effect from time to time and the Company, the Advisor and the Property Manager shall be entitled to inspect or obtain copies of such records from AH LLC to the extent permissible under applicable Laws.

4.8. Cooperation on Post-Closing Tax Matters.

(a) The Company and AH LLC each shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return and any audit or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information which are reasonably relevant to any such audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties agree (i) to retain all books and records with respect to Tax matters pertinent to the Advisor or the Property Manager relating to any Pre-Closing Tax Period, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) to give the other party reasonable written notice prior to destroying or discarding any such books and records and, if the other party so requests, the Company or AH LLC, as the case may be, shall allow the other party to take possession of such books and records.

(b) For all U.S. federal, state and local income Tax purposes and other Tax purposes where permitted, the contribution of the Tax Matters Persons shall be treated as the contribution of the assets of the Tax Matters Persons subject to the liabilities of the Tax Matters Persons. To the extent allowed by Law, both AH LLC and the Company shall file all U.S. federal, state and local Tax Returns in a manner consistent with such treatment.

4.9. Supplements to Schedules. From time to time prior to Closing, AH LLC shall promptly supplement or amend the Schedules that AH LLC has delivered in connection with Article 3 with respect to any matter first existing or occurring after the Effective Date that, if existing or occurring at or prior to the Effective Date, would have been required to be set forth or described in such Schedules or that is necessary to correct any information in such Schedules that has been rendered inaccurate thereby. No supplement or amendment to any Schedule will have any effect for the purpose of determining satisfaction of the conditions set forth in Section 2.3 or any other rights the Company may have in respect of the accuracy of the representation or warranty to which said Schedule applies as of the Effective Date or as of the Closing, including under Section 5.2.

5. Indemnification and Claims.

5.1. Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of the parties contained in this Agreement will survive until twenty-four (24) months after the Closing Date; provided that (i) the representations and warranties contained in Section 3.1(i) (Compliance with Laws), Section 3.1(j) (Brokers, Finders and Advisors), Section 3.1(m) (Tax), Section 3.1(p) (Title to Assets), Section 3.1(x) (Intellectual Property) and Section 3.2(d) (Brokers, Finders and Advisors) shall survive until the later of twenty-four (24) months after the Closing Date or thirty (30) days after the expiration of the applicable statute of limitations with respect to the matters addressed in such sections, and (ii) the representations and warranties contained in Section 3.1(a) (Due Authorization; Approvals), Section 3.1(c) (Organization and Qualification of the AH Parties), Section 3.1(f) (Ownership of the Membership Interests), Section 3.2(a) (Organization), Section 3.2(b) (Due Authorization) and Section 3.2(e) (Title to OP Units) shall survive indefinitely with respect to the matters addressed in such sections. Notwithstanding the foregoing, a claim given in good faith in accordance with this Article 5 in respect of a representation or warranty on or prior to the date on which the representation or warranty ceases to survive shall not thereafter be barred by the expiration of the survival period, and may be pursued thereafter without regard to such expiration. Except as otherwise expressly provided in this Agreement, each covenant or agreement set forth in this Agreement shall survive without limit.

5.2. Indemnification of the Company and the OP. AH LLC shall indemnify and hold harmless the Company and the OP and their respective successors and the respective shareholders, members, managers, partners, officers, directors, employees and agents of each such indemnified Person (collectively, the “REIT Indemnified Parties”) from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any REIT Indemnified Party to the extent arising out of, resulting from, based upon or relating to (i) any breach, as of the Effective Date or the Closing Date of any representation or warranty made by the AH Parties in this Agreement or in any of the Transaction Documents; provided, that for purposes of this Section 5.2, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or similar qualification contained in or applicable to such representation or warranty; (ii) any failure by the AH Parties duly and timely to perform or fulfill any of their covenants or agreements required to be performed by them under this Agreement or any of the Transaction Documents; and (iii) any act, omission or state of affairs for which any AH Party would be liable to the Company or the OP or would be required to provide indemnity to the Company or the OP under the Management Agreements (and regardless of whether the Management Agreements remain in effect) or under the Company’s declaration of trust in effect on the date hereof, to the extent such act, omission or state of affairs preceded the Closing.

5.3. Indemnification of AH LLC. The Company shall indemnify and hold harmless AH LLC and its respective successors (and their respective shareholders, members, officers, directors, managers, employees and agents) (collectively the “AH LLC Indemnified Parties”) from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any AH LLC Indemnified Party to the extent arising out of, resulting from, based upon or relating to (i) any breach as of the Effective Date or the Closing Date of any representation or warranty made by the Company or the OP in this Agreement or in any of the Transaction Documents; provided, that for purposes of this Section 5.3, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or similar qualification contained in or applicable to such representation or warranty; or (ii) any failure by the Company or the OP to perform or fulfill any of their respective covenants or agreements required to be performed by the Company or the OP under this Agreement or any of the Transaction Documents.

5.4. Limitations. The maximum aggregate liability of AH LLC under Section 5.2 shall not exceed $150 million (the “Maximum Indemnity Amount”). The maximum liability of the Company under Section 5.3 shall not exceed the Maximum Indemnity Amount.

5.5. Indemnification Procedures. All claims for indemnification by any Indemnified Party under this Article 5 shall be asserted and resolved as follows:

(a) If an Indemnified Party intends to seek indemnification under this Article 5, it shall promptly notify the Indemnifying Party in writing of such claim, indicating with reasonable particularity the nature of such claim and the basis therefor (including a good faith estimate of the amount of Losses to the extent practicable) and provide the Indemnifying Party with all relevant information that is material to the claim or that the Indemnifying Party may reasonably request. The failure to provide such notice will not affect any rights hereunder except to the extent the Indemnifying Party is materially prejudiced thereby.

(b) If such claim involves a claim by a third party against the Indemnified Party, the Indemnifying Party may, within thirty (30) days after receipt of such notice and information, and upon notice to the Indemnified Party, at the sole cost and expense of the Indemnifying Party assume the settlement or defense thereof, with counsel reasonably satisfactory to the Indemnified Party; provided, that the Indemnified Party may participate in such settlement or defense through counsel chosen by it at the sole cost and expense of the Indemnified Party. If the Indemnifying Party assumes the settlement or defense of such claim and the Indemnified Party determines reasonably and in good faith that representation by the Indemnifying Party’s counsel of both the Indemnifying Party and the Indemnified Party would present such counsel with a conflict of interest, then the Indemnifying Party shall pay the reasonable fees and expenses of the Indemnified Party’s counsel. So long as the Indemnifying Party is contesting any such claim in good faith in accordance with the first sentence of this Section 5.5(b), the Indemnifying Party shall have the right to settle any claim for which indemnification has been sought and is available hereunder; provided, that to the extent that such settlement requires the Indemnified Party to take, or prohibits the Indemnified Party from taking, any action or purports to obligate the Indemnified Party, then the Indemnifying Party shall not settle such claim without the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed. So long as the Indemnifying Party is contesting any such claim in good faith in accordance with the first sentence of this Section 5.5(b), the Indemnified Party shall (A) not pay or settle any such claim without the Indemnifying Party’s consent, such consent not to be unreasonably withheld or delayed; and (B) cooperate fully with the Indemnifying Party and its counsel in the settlement and defense of such claim. If the Indemnifying Party is not entitled to join in or assume the defense of the claim pursuant to the foregoing provisions or is entitled but does not contest such claim in good faith (including if it does not notify the Indemnified Party assumption of the defense of such claim within the thirty (30)-day period set forth above), then the Indemnified Party may conduct and control, through counsel of its own choosing and at the expense of the Indemnifying Party, the settlement or defense thereof, and the Indemnifying Party shall cooperate with it in connection therewith. Except as otherwise expressly provided in this Section 5.5, the failure of the Indemnified Party to participate in, conduct or control such defense shall not relieve the Indemnifying Party of any obligation it may have hereunder. Any defense costs required to be paid by the Indemnifying Party on behalf of the Indemnified Party shall be paid as incurred, promptly against delivery of reasonably detailed invoices therefor.

5.6. Character of Indemnity Payments. The parties agree that any indemnification payments made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the consideration paid by the Company, unless otherwise required by Law (including by a determination of a Tax Authority that, under applicable Law, is not subject to further review or appeal).

5.7. Exclusive Remedy. Except for claims based on fraud, willful misconduct, criminal activity or claims for equitable relief, following the Closing, the rights of the parties for indemnification relating to breaches of this Agreement shall be limited to those contained in this Article 5 and such indemnification rights shall be the exclusive remedies of the parties with respect to breaches of this Agreement.

5.8. Subrogation/Insurance. If an Indemnified Party recovers Losses from an Indemnifying Party, the Indemnifying Party shall be subrogated, to the extent of such recovery, to the Indemnified Party’s rights against any third party with respect to such recovered Losses, subject to the subrogation rights of any insurer providing insurance coverage under one of the Indemnified Party’s policies and except to the extent that the grant of subrogation rights to the Indemnifying Party is prohibited by the terms of the applicable insurance policy. With respect to any rights of any Indemnifying Party against a third party to which an Indemnified Party is entitled pursuant to the preceding sentence, such Indemnified Party shall use commercially reasonable efforts to preserve any rights that such Indemnifying Parties may have to make claims against third parties (including under applicable insurance policies) and the Indemnified Parties and the Indemnifying Parties shall cooperate with and assist the other in issuing notices of claims to such third parties, presenting claims for payment and collecting proceeds related thereto. Notwithstanding anything in this Agreement to the contrary, the amount of any Losses of any Person under this Article 5 shall be net of the amount, if any, received by the Indemnified Party (after deducting all costs and expenses associated with recovering such amount) from any third party (including any insurance company or other insurance provider).

6. Termination.

6.1. Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing by:

(a) the mutual written agreement of the Company, the OP and AH LLC, before or after the Company Shareholder Approval is obtained.

(b) either the Company or AH LLC if any court of competent jurisdiction or other competent Governmental Authority shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting all or any portion of the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable.

(c) either the Company or AH LLC, in the event (i) of a material breach of this Agreement by the non-terminating party if such non-terminating party fails to cure such breach within thirty (30) days following written notification thereof by the terminating party or (ii) the satisfaction of any condition to the terminating party’s obligations under this Agreement becomes impossible, but only if the failure of such condition to be satisfied is not caused by a breach of this Agreement by the terminating party or its Affiliates.

(d) either the Company or AH LLC if the Company Shareholder Approval is not obtained on or before December 31, 2013.

6.2. Effect of Termination. If this Agreement is validly terminated pursuant to Section 6.1, this Agreement will forthwith become null and void, and have no further effect, without any liability on the part of any party hereto or its Affiliates, directors, managers, officers, shareholders or members, other than the provisions of this Section 6.2 and Sections 7 through 16 hereof. Nothing contained in this Section 6.2 shall relieve any party from liability for any willful breach of this Agreement occurring prior to termination.

7. Notices. All notices, demands and requests hereunder shall be in writing and shall be deemed to have been properly given if (a) hand delivered; (b) sent by reputable overnight courier service; or (c) sent by United States registered or certified mail, postage prepaid, addressed to the parties at the respective addresses set forth below, or at such other address as any of the parties may from time to time designate by written notice given as herein required. Service of any such notice or other communications so made shall be deemed effective on the day of actual delivery (whether accepted or refused) as shown by the addressee’s return receipt if by certified mail, and as confirmed by the courier service if by courier; provided, however, that if such actual delivery occurs after 5:00 p.m. (local time where received) or on a non-business day, then such notice or communication so made shall be deemed effective on the first business day after the day of actual delivery. All such notices shall be addressed as follows:

If to the Company:	American Homes 4 Rent 22917 Pacific Coast Highway, Suite 300 Malibu, California 90265 Attention: Lead Independent Director

With a cc to:	Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, DC 20004 Attention: James E. Showen

If to the OP:	American Homes 4 Rent, L.P. 22917 Pacific Coast Highway, Suite 300 Malibu, California 90265 Attention: Lead Independent Director

With a cc to:	Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, DC 20004 Attention: James E. Showen

If to AH LLC:	American Homes 4 Rent, LLC 22917 Pacific Coast Highway, Suite 300 Malibu, California 90265 Attention: General Counsel

8. Entire Agreement; Amendments. This Agreement (together with any exhibits) contains or will contain the entire agreement among the parties with respect to the Transactions, and shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments and understandings between the parties. This Agreement may be amended, changed, terminated or modified only by agreement in writing signed by all of the parties.

9. Successors and Assigns. The covenants, agreements, rights and options contained in this Agreement shall be binding upon and shall inure to the benefit of the respective heirs, executors, successors and assigns of the parties hereto and all Persons or entities claiming by, through or under any of them.

10. Further Documents. Each party hereto agrees to execute any and all further documents and writings and perform such other reasonable actions that may be or become necessary or expedient to effectuate and carry out the Transactions, whether before or after the Closing.

11. Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Maryland, without regard to conflicts of law principles.

12. Counterparts. This Agreement may be executed in a number of identical counterparts, each of which shall be deemed an original and all of which, collectively, shall constitute one agreement.

13. Construction of Agreement. No party, or its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party.

14. No Waiver. A waiver by either party hereto of a breach of any of the covenants or agreements in this Agreement to be performed by the other party shall not be construed as a waiver of any succeeding breach of the same or other covenants, agreements, restrictions or conditions of this Agreement.

15. Severability. In the event that any phrase, clause, sentence, paragraph, section, article or other portion of this Agreement shall become illegal, null or void, or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be illegal, null or void, or against public policy, the remaining portions of this Agreement shall not be affected thereby and shall remain in force and effect to the full extent permissible by law.

16. Headings. The headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. All references in this Agreement to sections and exhibits are to sections and exhibits of this Agreement, unless otherwise indicated.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Company:	AMERICAN HOMES 4 RENT, a Maryland real estate investment trust

	By:		/s/ Matthew J. Hart
Name: Matthew J. Hart
Title: Chairman of the Special Committee of the Board of Trustees

OP:	AMERICAN HOMES 4 RENT, L.P., a Delaware limited partnership

	By:		American Homes 4 Rent, a Maryland real estate investment trust, its General Partner

		By:	/s/ Matthew J. Hart
Name: Matthew J. Hart
Title: Chairman of the Special Committee of the Board of Trustees

AH LLC:	AMERICAN HOMES 4 RENT, LLC, a Delaware limited liability company

	By:		/s/ David Singelyn
Name: David Singelyn
Title: Manager

[Signature page to Contribution Agreement]

LIST OF EXHIBITS

Exhibit A	Defined Terms
Exhibit B	Subsidiaries of Property Manager
Exhibit C	Series D Designations
Exhibit D	Series E Designations
Exhibit E	Registration Rights Agreement
Exhibit F	Lock-Up Agreement
Exhibit G	Amended and Restated Investment Agreement
Exhibit H	Form of Assignment and Assumption Agreement

LIST OF SCHEDULES

Schedule 3.1(b)	Legal Proceedings
Schedule 3.1(g)	Contracts
Schedule 3.1(r)	Business Employees
Schedule 3.1(u)	Insurance
Schedule 3.1(w)	Liabilities
Schedule 3.1(aa)	Transactions with Related Parties
Schedule IP	Intellectual Property

EXHIBIT A

DEFINED TERMS

1. “Advisor” is defined in the recitals.

2. “Advisory Management Agreement” is defined in the recitals.

3. “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

4. “Agreement” is defined in the preamble.

5. “AH LLC” is defined in the preamble.

6. “AH LLC Indemnified Parties” is defined in Section 5.3.

7. “AH Parties” means AH LLC, the Advisor, the Property Manager and the Subsidiaries.

8. “Amended and Restated Investment Agreement” is defined in the recitals.

9. “Anti-Terrorism Law” means each of: (a) the Executive Order; (b) the Patriot Act; (c) the Money Laundering Control Act of 1986, 18 U.S.C. Sect. 1956; and (d) any other Law now or hereafter enacted to monitor, deter or otherwise prevent terrorism or the funding or support of terrorism.

10. “Assignment” is defined in Section 2.2(a).

11. “Balance Sheet Date” is defined in Section 3.1(n).

12. “Balance Sheets” is defined in Section 3.1(n).

13. “Blue Sky Laws” is defined in Section 3.1(l).

14. “Business” means the business of providing the advisory, property management and other services provided by the Advisor and the Property Manager or their Affiliates to the Company, the OP, any of their Affiliates or any other Persons (including all of the services necessary to satisfy the obligations of the Advisor and the Property Manager under the Management Agreements).

15. “Business Employee” is defined in Section 3.1(r).

16. “Closing” is defined in Section 2.1.

17. “Closing Date” is defined in Section 2.1.

18. “Closing Date Balance Sheet” is defined in Section 2.5(a).

19. “Closing Date Financial Information” is defined in Section 2.5(a).

20. “Code” means the Internal Revenue Code of 1986, as amended.

21. “Company” is defined in the preamble.

22. “Company Plan” means a Plan which the AH Parties or any ERISA Affiliate sponsors, maintains, has any obligation to contribute to, has or may have liability under or is otherwise a party to, or which otherwise provides benefits for employees, former employees, independent contractors or former independent contractors (or their dependents and beneficiaries) who provide or provided services primarily to AH LLC, the Advisor or the Property Manager.

23. “Company Shareholder Approval” means the approval of this Agreement and the Transactions by the affirmative vote of the holders of at least a majority of the shares entitled to vote on the matter, excluding, for this purpose, shares beneficially owned by any of the AH Parties or their respective Affiliates.

24. “Consent Solicitation Statement” is defined in Section 4.5(a).

25. “Contracts” means all of the contracts (and all amendments or modifications thereto) to which any of Property Manager, Advisor or any Subsidiary is a party.

26. “Designated Person” means any Person who (a) is named on the list of Specially Designated Nationals or Blocked Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control and/or any other similar lists maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control pursuant to authorizing statute, executive order or regulation; (b) (i) is a Person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of the Executive Order or any related legislation or any other similar executive order(s), or (ii) engages in any dealings or transactions prohibited by Section 2 of the Executive Order or is otherwise associated with any such Person in any manner who violates of Section 2 of the Executive Order; or (c) (i) is an agency of the government of a country; (ii) is an organization controlled by a country; or (iii) is a Person resident in a country that is subject to a sanctions program identified on the list maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or as otherwise published from time to time, as such program may be applicable to such agency, organization or Person.

27. “Effective Date” is defined in the preamble.

28. “Encumbrances” means any and all liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

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29. “Equity Interests” means (i) with respect to a corporation, as determined under the laws of the jurisdiction of organization of such entity, shares of capital stock (whether common, preferred or treasury); (ii) with respect to a partnership, limited liability company, limited liability partnership or similar Person, as determined under the laws of the jurisdiction of organization of such entity, units, interests, or other partnership or limited liability company interests; or (iii) any other equity ownership.

30. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

31. “ERISA Affiliate” means a person required at any particular time to be aggregated with the AH Parties under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

32. “Executive Order” means Executive Order No. 13224 on Terrorist Financings:—Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism issued on 23rd September, 2001, as amended by Order No. 132684, as so amended.

33. “Financial Statements” is defined in Section 3.1(n).

34. “GAAP” means United States generally accepted accounting principles.

35. “Governmental Authority(ies)” means the government of the United States or any other nation, or of any political subdivision thereof, whether state, regional or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

36. “Governmental Licenses” is defined in Section 3.1(t).

37. “Indebtedness” means, as to any Person, (i) all obligations of such Person for borrowed money (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured); (ii) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments; (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business; (iv) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency; (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (vi) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases; (vii) all indebtedness secured by any lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person; and (viii) all guarantees by such Person of the Indebtedness of any other Person.

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38. “Indemnified Party” means any Person claiming indemnification under any provision of Article 5.

39. “Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article 5.

40. “InsuRe” is defined in the recitals.

41. “InsuRe Policies” is defined in Section 3.1(u).

42. “Intellectual Property” means all of the following intellectual property: (i) all brands and slogans, all registered and unregistered trademarks, trade names, service marks, domain names and applications and registrations therefor and all goodwill associated therewith; (ii) all patents, patent applications and inventions conceived or reduced to practice prior to the Closing, including any provisional, utility, continuation, continuation-in-part or divisional applications filed in the United States or other jurisdiction prior to the Closing, and all reissues thereof and all reexamination certificates issuing therefrom; (iii) all copyrights, including all related copyright applications and registrations; (iv) all know-how or other trade secrets, whether or not reduced to practice; (v) the right to sue for and recover damages, assert, settle and/or release any claims or demands and obtain all other remedies and relief at law or equity for any past, present or future infringement or misappropriation of any of the foregoing; (vi) all licenses, options to license and other contractual rights to use the Intellectual Property; and (vii) all computer and electronic data processing programs and software programs and related documentation.

43. “Investment Agreement” is defined in the recitals.

44. “Knowledge” means the actual knowledge after reasonable investigation of B. Wayne Hughes, David Singelyn, Jack Corrigan, Peter Nelson and David Goldberg.

45. “Law(s)” means all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directives, decrees, policies, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law, rule, regulation, ordinance, order, code interpretation, judgment, decree, directive, guideline, policy or similar form of decision of any Governmental Authority.

46. “Legal Requirement(s)” means any and all judicial decisions, orders, injunctions, writs, statutes, laws, rulings, rules, regulations, permits, certificates, or ordinances of any Governmental Authority.

47. “Lock-Up Agreement” is defined in the recitals.

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48. “Losses” means any and all damages, fines, fees, penalties, liabilities, losses and costs and expenses (including interest, court costs and fees, and reasonable costs of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment); provided, that Losses shall not include any indirect, special or punitive damages (other than punitive damages asserted in a claim by a third party) or incidental or consequential damages.

49. “Management Agreements” is defined in the recitals.

50. “Material Adverse Effect” means any circumstance, event, change or effect that, individually or in the aggregate: (A) is material and adverse to the condition (financial or otherwise), results of operations, business, assets or liabilities of the AH Parties (on a collective basis), it being agreed that any financial adverse effect in excess of $250,000 shall be a Material Adverse Effect or (B) would materially impair the ability of any AH Party to perform its duties and obligations under this Agreement, provided, however, that Material Adverse Effect shall not be deemed to include the impact of (1) changes or conditions (including, without limitation, changes in economic, financial market, credit market, regulatory or political conditions) affecting the United States or state economies, or the management of residential properties, and which do not have a materially disproportionate impact on any AH Party, as compared to similarly situated managers of residential properties, or (2) actions or omissions of any AH Party taken with the express prior written consent of the Company in contemplation of the Transactions.

51. “Maximum Indemnity Amount” is defined in Section 5.4.

52. “Membership Interests” is defined in the recitals.

53. “Monetary Assets” shall mean the sum of (i) the cash of the Advisor, the Property Manager and each Subsidiary of the Property Manager as of the Closing; (ii) the receivables held by the Advisor, the Property Manager and each Subsidiary of the Property Manager as of the Closing (except for those receivables which are otherwise to be prorated as set forth in Section 4.2); and (iii) the deposits made by the Advisor, the Property Manager and each Subsidiary of the Property Manager and held in escrow accounts as of the Closing.

54. “Monetary Liabilities” shall mean the sum of the amount of the payables and accrued liabilities of the Advisor, the Property Manager and each Subsidiary of the Property Manager as of the Closing, except for those payables and liabilities which are otherwise to be prorated as set forth in Section 4.2.

55. “OP” is defined in the preamble.

56. “OP Units” is defined in Section 1.

57. “Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (commonly known as the USA Patriot Act).

58. “Person(s)” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

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59. “Plan” means any employment, consulting, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, welfare, accident, disability, workmen’s compensation or other insurance, severance, separation, termination, change of control, collective bargaining or other benefit plan, agreement, practice, policy or arrangement, whether written or oral, and whether or not subject to ERISA, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

60. “Post-Closing Insurance Policies” is defined in Section 3.1(u).

61. “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

62. “Private Placement” is defined in the recitals.

63. “Projections” is defined in Section 3.1(v).

64. “Property Management Agreement” is defined in the recitals.

65. “Property Manager” is defined in the recitals.

66. “Proration Items” is defined in Section 4.2.

67. “Registration Rights Agreement” is defined in the recitals.

68. “REIT Indemnified Parties” is defined in Section 5.2.

69. “Review Period” is defined in Section 2.5(a).

70. “Reviewing Accountant” is defined in Section 2.5(a).

71. “Securities Act” is defined in Section 3.1(l).

72. “Series D Convertible Units” is defined in Section 1.

73. “Series D Designations” is defined in the recitals.

74. “Series E Convertible Units” is defined in Section 1.

75. “Series E Designations” is defined in the recitals.

76. “Special Committee” is defined in Section 2.4.

77. “Stanger” is defined in Section 3.1(z).

78. “Subsidiary(ies)” is defined in the recitals.

79. “Tax” means any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), whether federal, state, local, foreign or other, together with any interest, penalty, addition to tax or additional amount imposed by any Tax Authority and any liability for any of the foregoing as transferee or successor.

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80. “Tax Authority” means any Governmental Authority responsible for the imposition of any Tax.

81. “Tax Matters Persons” is defined in Section 3.1(m).

82. “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and any amendment thereof.

83. “Transaction Documents” means this Agreement, the Assignment, the Series D Designations, the Series E Designations, the Registration Rights Agreement, the Lock-Up Agreement, the Amended and Restated Investment Agreement, and any agreements or documents prepared or executed pursuant to the transactions contemplated by such agreements, any exhibits or attachments to any of the foregoing and any other agreement signed by the parties that expressly states that it is intended to be a Transaction Document, as the same may be amended from time to time.

84. “Transactions” means the transactions contemplated by the Transaction Documents.

85. “Transferred Assets” means all material tangible personal property and other material assets reflected in the Financial Statements any all other material, personal property used in the Business, including, without limitation, furniture, fixtures and equipment, and any equipment leases.

86. “Transferred Intellectual Property” means (A) all Intellectual Property owned by any of the AH Parties and used in the Business, (B) all licenses of Intellectual Property to which any of the AH Parties is a party that are used in the Business (other than licenses for off-the-shelf computer software that is generally available to the public on commercially reasonable terms) and (C) all Intellectual Property used by AH LLC, the Advisor or the Property Manager in the Business pursuant to formal or informal arrangements with Affiliates.

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